SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment       )*

BRAVO BRIO RESTAURANT GROUP, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

10567B109

(CUSIP Number)

Thomas Avallone

PHR Holdings, LLC

4700 Millenia Blvd, Suite #400

Orlando, Florida 32839

(407) 903-5555

with a copy to:

Vincent Indelicato

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10567B109

1.	Names of Reporting Persons. PHR Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 832,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 832,916
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10567B109

1.	Names of Reporting Persons. OCS Consultants, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 832,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 832,916
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 10567B109

1.	Names of Reporting Persons. Robert I. Earl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom; Permanent Resident of the United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 832,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 832,916
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, no par value (“Common Stock”), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (the “Company”), which has its principal executive offices at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by PHR Holdings, LLC, a Florida limited liability company (“PHR”), OCS Consultants, Inc., a Florida corporation and the sole equityholder of PHR (“OCS”), and Robert I. Earl, a citizen of the United Kingdom and permanent resident of the United States and the sole shareholder of OCS (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

(b)	The address of the principal business office of each of the Reporting Persons is 4700 Millenia Blvd, Suite #400, Orlando, Florida 32839.

(c)	The principal business of PHR is to invest in, and/or license to, companies in the restaurant, lodging, gaming and leisure industries. The principal business of OCS is to act as the parent holding company for PHR and other subsidiaries of OCS. The principal occupation of Mr. Earl is as an owner, investor and consultant of, in and to U.S. and international restaurant and leisure industry companies.

(d)	During the last five (5) years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	PHR is a Florida limited liability company. OCS is a Florida corporation. Mr. Earl is a citizen of the United Kingdom and permanent resident of the United States.

Schedule A attached hereto sets forth the information regarding the directors and executive officers of PHR and OCS.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock reported as beneficially owned herein at an aggregate purchase price of $2,062,461. The source of these funds was the working capital of PHR.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Company. The Reporting Persons are currently exploring all alternatives with respect to their investment. In addition, the Reporting Persons have met with one other stockholder and have had one telephone conversation with the Company’s investment bankers, and may engage in further discussions with the Company’s management, members of its board of directors, stockholders, investment bankers and other relevant parties or take other actions concerning the Company and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 15,204,654 shares of Common Stock outstanding as of November 1, 2017, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Schedule B sets forth all transactions with respect to the Common Stock effected during the past sixty days by any Reporting Person.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2018

PHR HOLDINGS, LLC, a Florida limited liability company

By:	/s/ Thomas Avallone
Name:	Thomas Avallone
Title:	Manager, Treasurer and Secretary

OCS CONSULTANTS, INC., a Florida corporation

By:	/s/ Thomas Avallone
Name:	Thomas Avallone
Title:	Manager, Treasurer and Secretary

/s/ Robert I. Earl
Robert I. Earl

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the Common Stock (to the extent not pursuant to Item 5(a)) of each director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).

OCS CONSULTANTS, INC., a Florida corporation

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Common Stock

Robert I. Earl (United Kingdom)	Director and President of OCS	4700 Millenia Blvd, Suite #400 Orlando, Florida 32839	832,916

Thomas Avallone (United States)	Director and Treasurer of OCS	4700 Millenia Blvd, Suite #400 Orlando, Florida 32839	None

PHR Holdings, LLC, a Florida limited liability company

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Common Stock

Robert I. Earl (United Kingdom)	Manager, President and CEO	4700 Millenia Blvd, Suite #400 Orlando, Florida 32839	832,916

Thomas Avallone (United States)	Manager, Treasurer and Secretary	4700 Millenia Blvd, Suite #400 Orlando, Florida 32839	None

Schedule B

Name	Date of Transaction	Amount of Securities	Weighted Average Price per Share
PHR Holdings, LLC	January 18, 2018	77,100	$2.598

(1)	The purchases were executed in multiple transactions ranging from $2.575 to $2.60. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.